Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the inclusion in the Amendment 1 to Registration Statement to Form S-1, (File No. 333-290915) of our audit report dated March 31, 2026, with respect to the balance sheets of USA Opportunity Income One, Inc. as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for each of the years in the two-year period ended December 31, 2025. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Post-Effective Amendment #1 to the Offering Statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

April 23, 2026